EXHIBIT 1A-12

FAN OWNED CLUB, INC.

4100B WYOMING AVE

NASHVILLE, TN 37209

October 9, 2019

Re: Qualification Statement for Fan Owned Club, Inc. on Form 1-A

To whom it may concern:

I have been retained by Fan Owned Club, Inc. (the "Company"), in connection with the Offering Statement (the "Offering Statement") on Form 1-A, relating to the offering of 3,000,000 Common Shares to be sold. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Offering Statement will be validly issued, fully paid, and non-assessable. The purchasers of the securities will have no obligation to make payments to the Company other than the price for the securities. Purchasers will not have any obligations to creditors of the Company due to the purchasers’ ownership of the Common Shares.

In connection with the request, I have examined the following:

1. Articles of Incorporation of the Company;

2. Bylaws of the Company; and

3. The Offering Statement

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Offering Statement are validly authorized and will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit and to the Qualification Statement and to the reference to our firm under “Experts” in the related Offering Circular. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563